

Danny Ashworth · 3rd

Business Mentor at glassFROGG

American Fork, Utah, United States ·

Contact info

500+ connections

🔒 **Message**   (More)

 **glassFROGG**

 **Brigham Young University**

Experience



Business Mentor
glassFROGG
Jul 2019 – Present · 2 yrs 1 mo
Orem, Utah

glassFROGG - Making Healthcare affordable for all!



Co Owner
BlueZone Labs
Jan 2012 – Present · 9 yrs 7 mos



Owner
Bluehost.com
2004 – 2012 · 8 yrs

Education



Brigham Young University



B.S., Computer Science
1992 – 1996



Brigham Young University

Bachelor of Science (BS), Computer Science
1992 – 1996

Skills & endorsements

Web Development · 45

 Endorsed by **Thomas Raef, who is highly skilled at this**

 Endorsed by **11 of Danny's colleagues at Bluehost**

SEO · 44

Kurt Fechner and 43 connections have given endorsements for this skill

E-commerce · 40

 Endorsed by **10 of Danny's colleagues at Bluehost**

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